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                                                           EXHIBIT 99.2

                           NUTRITION [LOGO] MEDICAL

FOR IMMEDIATE RELEASE
WEDNESDAY, JANUARY 28, 1998


                    NUTRITION MEDICAL, INC. PROVIDES DIRECTION
                        ON FOURTH QUARTER EARNINGS OUTLOOK
                        AND ANNOUNCES STRATEGIC REALIGNMENT


     MINNEAPOLIS, JANUARY 28 - Nutrition Medical, Inc. (Nasdaq: NMED) today announced that financial results for the fourth quarter ended December 31, 1997 will fall below those of the previous quarter. While net sales are expected to be slightly below published estimates, the per share net loss is expected to be significantly higher, in the range of $.52 to $.55.

     The Company noted that a substantial portion of the loss is the result of a one-time charge of approximately $1.5 million to write off goodwill from the acquisition of assets from Elan Pharma, Inc. in the first quarter of 1997. The write-off removes certain intangible assets from the balance sheet and eliminates related non-cash amortization charges, which in 1997 totaled $336,000.

     The Company also reported that, after a careful review, analysis and consultation with its board of directors, it has commenced a strategic internal realignment intended to grow its core clinical nutrition business and potentially create a solid path to profitability. The plan entails several components and affects virtually every portion of the business, including the Company's infant formula development activities. The Company stated that it plans to seek a corporate partner or buyer to complete its infant formula development project. In the absence of such a partner, the Company will suspend further investment on the project.

     "Regulatory requirements and associated costs have exceeded our initial expectations," commented William L. Rush, president and chief executive officer. "This has forced us to reevaluate the project and how it fits within our corporate objectives."

     The Company also announced a plan that will significantly restructure its adult nutrition supplement (retail) business by the end of the second quarter of 1998. The adult

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Nutrition Medical, Inc.
January 28, 1998
Page 2

nutrition supplement division represented approximately 35 percent of the Company's total sales in 1997 and contributed approximately 1.3 percent of the gross profit.

     "The adult nutrition business represents a disproportionate burden on corporate resources relative to the returns generated by the product line," said Rush. "We have taken steps that will ultimately result in either the discontinuation of all but the most profitable of current accounts, the sale or licensing of the formulas, or the complete phase-out of the business."

     Estimated expenses of $200,000 related to the restructuring will be recognized in the fourth quarter of 1997.

     Rush concluded, "Given our current resources, we believe that a greater emphasis on our clinical nutrition business will increase the likelihood of profitability and help build a stronger base from which to expand future operations. We are optimistic that a sharper focus, a solid market presence and overall fiscal strength will ultimately create greater tangible value for our shareholders."

     This news release contains forward-looking statements that involve risks and uncertainties, including risks associated with regulatory approvals and other risks described from time to time in reports filed by Nutrition Medical with the Securities and Exchange Commission, including but not limited to its most recent Quarterly Report on Form 10-QSB.

     Nutrition Medical, Inc., based in Minneapolis, develops and markets a line of more than 50 clinical nutrition products for hospitals and nursing homes, as well as a line of private-label adult nutrition supplements which are sold nationally through retail chains. The Company focuses primarily on niches within the human nutrition industry that have not traditionally had access to cost-effective "brand alternatives".

     Contact: William L. Rush, president and chief executive officer (612) 577-3201 or Anwar H. Bhimani, chief financial officer, (612) 577-3235.

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